Filed Pursuant to Rule 433

Registration No. 333-270970

PRICING TERM SHEET

República Oriental del Uruguay

U.S.$700,000,000 5.750% USD Bonds due 2034 (the “Securities”)

Final Terms and Conditions

As of November 6, 2023

Issuer	República Oriental del Uruguay.

Title	5.750% USD Bonds due 2034

Principal Amount	U.S.$700,000,000

Reopening of Existing Notes	The Securities constitute a further issuance of, and will form a single series with, the U.S.$1,499,975,998 5.750% Bonds due 2034 issued on October 28, 2022.

Maturity Date	October 28, 2034

Pricing Date	November 6, 2023

Settlement Date	November 9, 2023 (T+3).

Public Offering Price	101.148% of the principal amount (plus accrued interest from October 28, 2023 to, but not including, November 9, 2023, totaling US$1,756.94 per US$1,000 principal amount of Bonds), and any additional interest, if any, from November 9, 2023 if settlement occurs after that date.

Spread to Benchmark Treasury	95 bps

Benchmark Treasury	3.875% due August 15, 2033

Benchmark Price and Yield	93-31+ and 4.647%

Yield to Maturity	5.608%

Reopening Yield	5.597%

Interest Payment Dates	April 28 and October 28 of each year, beginning on April 28, 2024, with a final interest payment on the maturity date, which will be October 28, 2034.

Initial Rate of Interest	The Securities will initially bear interest at a rate of 5.750% per year.

Subsequent Rate of Interest

Under the terms of the Securities, the Republic agrees to deliver, on or before the date that is 15 calendar days prior to October 28, 2027 (such 15th day, the “Notification Date”), an officer’s certificate (the “Notification Date Certificate”) to the trustee certifying that (i) the methodologies employed to prepare the Annual Emissions Report, Native Forest Report and KPIs Report summarized in the most recent SSLB Annual Report have been verified in the External Verification Report to be published by the Republic and UNDP on or prior to May 31, 2027; and (ii) it has published, on or prior to May 31, 2027, an SSLB Annual Report confirming whether the sustainability performance targets (“SPTs”) have been satisfied or not.

From and including October 28, 2027 (the “Interest Rate Step-Up/Down Date”), the Initial Interest Rate will be adjusted upward or downward by up to 30 basis points, depending on whether the Republic satisfies or fails to satisfy the SPTs.

If the Republic,

•  fails to deliver the Notification Date Certificate on or prior to the Notification Date, the interest rate payable on the Securities will increase by 30 basis points;

•  delivers the Notification Date Certificate on or prior to the Notification Date and such certificate contains a certification that, pursuant to the information included in the SSLB Annual Report:

•  SPT-1.1 has not been met, the interest rate payable on the Securities will increase by 15 basis points;

•  SPT-2.1 has not been met, the interest rate payable on the Securities will increase by 15 basis points;

•  SPT-1.2 has been met, the interest rate payable on the Securities will decrease by 15 basis points; and/or

•  SPT-2.2 has been met, the interest rate payable on the Securities will decrease by 15 basis points.

Any such increase or decrease will be applicable from and including the Interest Rate Step-Up/Down Date up to but excluding the maturity date.

For the avoidance of doubt, (i) the magnitudes of the coupon step-up and step-down for each SPT will be the same, (ii) the effects of satisfying, or failing to satisfy, each SPT are independent of each other and (iii) no change in the Securities’ interest rate will be triggered if the Republic delivers the Notification Date Certificate to the trustee on or before the Notification Date and such certificate confirms that (x) the Republic’s performance for each KPI falls on or in between the two targets outlined by each respective SPT, or (y) a coupon step up is triggered for one of the KPIs and a coupon step down is triggered for the other, such that they cancel each other out.

Sustainability Performance Targets:

SPT-1.1: Achieving a reduction of at least 50% in Aggregate Gross GHG Emissions, expressed in CO2eq per real GDP unit, by 2025 (the “Observation Year”) compared to 1990.

SPT-1.2: Achieving a reduction of more than 52% in Aggregate Gross GHG Emissions, expressed in CO2eq per real GDP unit by the Observation Year compared to 1990.

SPT-2.1: Maintaining at least 100% of the Native Forest Area covering Uruguay’s territory by the Observation Year compared to 2012.

SPT-2.2: Achieving an increase of more than 3% in the Native Forest Area (i.e., the Native Forest Area covering Uruguay’s territory should be more than 103%) by the Observation Year compared to 2012.

Payments of Principal	Principal will be repaid in three nominally equal installments on October 28, 2032, October 28, 2033, and at maturity.

Optional Redemption

Prior to July 28, 2034 (three months prior to the maturity date of the Securities) (the “Par Call Date”), the Republic may redeem the Securities at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places and calculated by Uruguay) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Securities being redeemed discounted to the redemption date (assuming the Securities matured on the Par Call Date and taking into account the interest rate applicable on the Securities on the redemption date; provided, however, that any optional redemption prior to the Interest Rate Step-Up/Down Date shall take into account the Applicable Interest Rate) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to, but excluding, the date of redemption, and (2) 100% of the principal amount of the Securities to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

“Applicable Interest Rate” shall mean for any redemption by the Republic:

(a)   prior to and excluding the date of publication of the SSLB Annual Report, the following rates (x) 5.750% per annum for all interest periods prior to the Interest Rate Step-Up/Down Date and (y) 5.750% plus 30 bps per annum for all interest periods commencing on and following the Interest Rate Step-Up/Down Date until the Par Call Date; and

(b)   from and including the date of publication of the SSLB Annual Report until and excluding the Interest Rate Step-Up/Down Date, the following rates (x) 5.750% per annum until the date immediately prior to the Interest Rate Step-Up/Down Date and (y) the applicable interest rate per annum that would have resulted pursuant to the terms of the Prospectus Supplement from the Republic meeting or failing to meet the SPTs (based on the information included in the SSLB Annual Report and as verified in the applicable External Verification Report), for all interest periods commencing on and following the Interest Rate Step-Up/Down Date until the Par Call Date.

On and after the Par Call Date, the Republic may redeem the Securities, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Securities being redeemed plus accrued and unpaid interest thereon to, but, excluding, the date of redemption date.

Denominations	U.S.$1.00 and integral multiples of U.S.$1.00 in excess thereof.

Day Count	30/360

Distribution	SEC Registered.

CUSIP / ISIN	760942 BE1 / US760942BE11

Governing Law	State of New York.

Listing	Application will be made to admit the Securities to: (i) the Luxembourg Stock Exchange and to have the Securities admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange, and (ii) the London Stock Exchange to have the Securities admitted to trading on its ISM and SBM.

Joint Bookrunners	BNP Paribas Securities Corp. Goldman Sachs & Co. LLC Scotia Capital (USA) Inc.

Defined Terms:	Terms used and not otherwise defined in this Pricing Term Sheet shall have the meaning assigned to them in Uruguay’s preliminary prospectus supplement dated November 6, 2023 relating to the Securities.

The following additional information of the Republic and regarding the Securities is available from the SEC’s website and also accompanies this free-writing prospectus:

https://www.sec.gov/Archives/edgar/data/102385/000119312523182065/d511752dsba.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312523167691/d513395d18k.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312523181975/d515442dex1.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312523184255/d528821dex1.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312523270867/d522948d18ka.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312523270871/d529230d424b3.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling BNP Paribas Securities Corp. toll free at +1-800-854-5674, Goldman Sachs & Co. LLC toll free at +1-866-471-2526 and Scotia Capital (USA) Inc. toll-free at +1-800-372-3930 or collect at +1-212-225-5559.

Delivery of the Securities is expected on or about November 9, 2023, which will be the third business day following the date of pricing of the Securities. Under Rule 15c6–1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Securities prior to two business days before the Settlement Date may be required, by virtue of the fact that the Securities initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Securities who wish to trade Securities prior to two business days before the Settlement Date should consult their own advisor.

This term sheet has been prepared on the basis that any offer of Securities in any Member State of the European Economic Area (“EEA”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Securities. Accordingly, any person making or intending to make an offer in the EEA of Securities which are the subject of the offers contemplated in the Prospectus Supplement may only do so to legal entities which are qualified investors as defined in the Prospectus Regulation, provided that no such offer of Securities shall require the Republic or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case in relation to such offer. Neither the Republic nor the underwriters have authorized, nor do they authorize, the making of any offer of Securities to any legal entity which is not a “qualified investor” as defined in the Prospectus Regulation. Neither the Republic nor the underwriters have authorized, nor do they authorize, the making of any offer of Securities through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the Securities contemplated in the prospectus supplement. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended or superseded).

The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in any Member State of the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2017/1129 (as amended, “IMD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Each person in the EEA who receives any communication in respect of, or who acquires any Securities under, the offers to the public contemplated in the Prospectus Supplement, or to whom the Securities are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Republic that it and any person on whose behalf it acquires Securities is not a “retail investor” (as defined above).

Any distributor subject to MiFID II (for the purposes of this paragraph, a “distributor”) subsequently offering, selling or recommending the Securities is responsible for undertaking its own target market assessment in respect of the Securities and determining the appropriate distribution channels for the purposes of the MiFID II product governance rules under Commission Delegated Directive (EU) 2017/593 (the “Delegated Directive”). Neither the Republic nor any of the underwriters make any representations or warranties as to a distributor’s compliance with the Delegated Directive.

This term sheet has been prepared on the basis that the requirement under the Prospectus Regulation, as it forms part of UK domestic law by virtue of the EUWA (the “UK Prospectus Regulation”) and the Financial Services and Markets Act 2000, as amended (the “FSMA”) to produce or publish a prospectus for offers of Securities does not apply. This Prospectus Supplement does not constitute a prospectus for the purposes of the UK Prospectus Regulation and the FSMA.

The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of the UK Prospectus Regulation; or (ii) a customer within the meaning of the provisions of the FSMA) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of the UK Prospectus Regulation. Consequently, no key information document required by the PRIIPs Regulation, as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”), for offering or selling the Securities or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Each person in the UK who receives any communication in respect of, or who acquires any Securities under, the offers to the public contemplated in this prospectus supplement, or to whom the Securities are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Republic that it and any person on whose behalf it acquires Securities is not a “retail investor” (as defined above).

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, (iv) fall within Article 43 (“Members and creditors of certain bodies corporate”) of Financial Promotion Order, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.